Exhibit 99.4

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-276139) of Diversified Energy Company PLC of our report dated August 20, 2024 relating to the statement of revenues and direct operating expenses of the natural gas and oil properties of OCM Denali Holdings, LLC for the year ended December 31, 2023, which appears in this Report on Form 6-K.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
August 20, 2024